Exhibit 21
SUBSIDIARIES OF COHU, INC.

PLACE OF
LEGAL ENTITY NAME	INCORPORATION
Delta Design, Inc. (1)	Delaware
Fisher Research Laboratory, Inc.	California
Broadcast Microwave Services, Inc.	California
Delta Design (Littleton), Inc.	Delaware
Cohu Foreign Sales Ltd.	Barbados

(1)	Delta Design, Inc. owns the following subsidiaries:

Delta Design Singapore PTE LTD	Singapore
Delta Design Philippines LLC	Delaware
Cohu S.A.	Costa Rica